

DIVISION OF
CORPORATION FINANCE

October 30, 2009

<u>Via Mail and Fax</u>

Yizhao Zhang, Chief Financial Officer
Universal Travel Group
2008 Shennan Road
Hualian Center, Room 301-309
Shenzhen, The People's Republic of China

    RE: **Universal Travel Group**
                Form 10-K for the Year Ended December 31, 2008
                File Number: 000-51516

Dear Mr. Zhang:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Lyn Shenk
                      Branch Chief